EXHIBIT 99.1

China Lodging Group, Limited Reports Second Quarter of 2013 Financial Results

  A total of 1,216 hotels or 132,557 hotel rooms in operation as of June 30, 2013
  Net revenues totaled RMB1,034.8 million (US$168.6 million)1 for the second quarter of 2013, an increase of 29.6% year-over-year, exceeding the high end of previously announced guidance.
  Adjusted operating margin for the second quarter of 2013 was 13.2%, improving from 11.0% in the same period of 2012.
  Adjusted EBITDA from operating hotels (non-GAAP)2 was RMB306.2 million (US$49.9 million) for the second quarter of 2013, an increase of 35.5% year-over-year.
  Net income attributable to China Lodging Group was RMB96.3 million (US$15.7 million) for the second quarter of 2013, an increase of 37.0% year-over-year. Excluding share-based compensation expenses, adjusted net income attributable to the Company (non-GAAP) was RMB104.0 million (US$16.9 million) for the second quarter of 2013, an increase of 38.7% year-over-year.
  Diluted net earnings per ADS3 were RMB1.55 (US$0.25) for the second quarter of 2013. Excluding share-based compensation expenses, adjusted diluted net earnings per ADS (non-GAAP) was RMB1.67 (US$0.27) for the second quarter of 2013, an increase of 37.1% year-over-year.
  China Lodging Group expects Q3 net revenues growth of 24% to 26%.

SHANGHAI, China, Aug. 15, 2013 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (Nasdaq:HTHT) ("China Lodging Group" or the "Company"), a leading and fast-growing multi-brand hotel group in China, today announced its unaudited financial results for the quarter ended June 30, 2013.

Second Quarter 2013 Operational Highlights

  During the second quarter of 2013, the Company opened 30 leased ("leased-and- operated") hotels and 93 net manachised ("franchised-and-managed") hotels. As of June 30, 2013, the Company had 514 leased hotels, 679 manachised hotels, and 23 franchised Starway hotels in operation across 213 cities. The leased and manachised hotel rooms in operation increased by 32% and 83%, respectively, from a year ago.

  As of June 30, 2013, the Company had 70 leased hotels and 362 manachised hotels contracted or under construction.

  Due to fast expansion, the Company had a higher percentage of hotels at the ramp-up stage during the second quarter of 2013 compared to the same period last year. In the second quarter of 2013, the leased and manachised hotels in operation for less than six months contributed 19% of the Company's total leased and manachised hotels' room nights available for sale, compared to 15% in the second quarter of 2012. The ramp-up hotels, as expected, had lower occupancy rate and RevPAR before becoming mature.

  The ADR, which is defined as the average daily rate for all hotels in operation (excluding franchised Starway hotels), was RMB182 in the second quarter of 2013, compared with RMB181 in the second quarter of 2012 and RMB172 in the previous quarter. The year-over-year increase of 0.7% was mainly attributable to a 3.4% increase in same-hotel ADR, partially offset by the city mix shifting toward lower-tier cities and a higher percentage of new hotels at the ramp-up stage. The sequential increase resulted mainly from seasonality.

  The occupancy rate for all hotels in operation (excluding franchised Starway hotels) was 91.3% in the second quarter of 2013, compared with 97.4% in the second quarter of 2012 and 86.5% in the previous quarter. The year-over-year decrease was mainly because of China's soft macro environment, the temporary demand decline impacted by avian flu, and a higher percentage of hotels at the ramp-up stage in the second quarter of 2013, compared to a year ago. The sequential increase resulted mainly from seasonality.

  RevPAR, defined as revenue per available room for all hotels in operation (excluding franchised Starway hotels), was RMB167 in the second quarter of 2013, compared with RMB176 in the second quarter of 2012 and RMB149 in the previous quarter. The year-over-year decrease was a result of a lower occupancy rate offset by a higher ADR. The sequential increase resulted mainly from seasonality.

  For all hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB185 for the second quarter of 2013, compared with RMB185 for the second quarter of 2012, with a 3.4% increase in ADR and a 3.5 percentage-point decrease in occupancy rate. The increase in same-hotel ADR was driven by price increase to enhance yield. The decrease in same-hotel occupancy rate was mainly due to a soft macro environment in the second quarter of 2013.

  As of June 30, 2013, the Company's loyalty program had over 11 million members, who contributed more than 80% of room nights sold during the second quarter of 2013. In the second quarter of 2013, more than 90% of room nights sold were sold through the Company's own channels.
Second Quarter of 2013 Financial Results
(RMB in thousands)	Q2 2012	Q1 2013	Q2 2013
Revenues:
Leased hotels	764,633	804,692	963,305
Manachised and franchised hotels	81,782	114,591	133,768
Total revenues	846,415	919,283	1,097,073
Less: business tax and related surcharges	(48,181)	(52,346)	(62,263)
Net revenues	798,234	866,937	1,034,810

Total revenues for the second quarter of 2013 were RMB1,097.1 million (US$178.8 million), representing a 29.6% year-over-year increase and a 19.3% sequential increase. The year-over-year and sequential increase was primarily due to the Company's continued expansion of its hotel network.

Total revenues from leased hotels for the second quarter of 2013 were RMB963.3 million (US$157.0 million), representing a 26.0% year-over-year increase and a 19.7% sequential increase.

Total revenues from manachised and franchised hotels for the second quarter of 2013 were RMB133.8 million (US$21.8 million), representing a 63.6% year-over-year increase and a 16.7% sequential increase.

Net revenues for the second quarter of 2013 were RMB1,034.8 million (US$168.6 million), representing a 29.6% year-over-year increase and a 19.4% sequential increase.

(RMB in thousands)	Q2 2012	Q1 2013	Q2 2013
Operating costs and expenses:
Hotel operating costs	580,436	735,181	746,557
Selling and marketing expenses	27,327	23,813	31,947
General and administrative expenses	51,798	58,900	71,233
Pre-opening expenses	56,269	53,967	55,881
Total operating costs and expenses	715,830	871,861	905,618

Hotel operating costs for the second quarter of 2013 were RMB746.6 million (US$121.6 million), compared to RMB580.4 million (US$91.4 million) for the second quarter of 2012 and RMB735.2 million (US$118.4 million) for the previous quarter, representing a 28.6% and 1.5% increase, respectively. The year-over-year increase in hotel operating costs was mainly driven by the Company's hotel network expansion, especially growth in leased hotels. The average number of leased hotels in operation4 during the second quarter of 2013 increased 34.7% from the same period of 2012 and 5.2% sequentially. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) were RMB745.6 million (US$121.5 million), representing 72.0% of net revenues, compared to 72.6% for the second quarter in 2012 and 84.7% in the previous quarter. The year-over-year decrease in hotel operating costs as a percentage of net revenues was mainly attributable to cost-saving efforts such as effectively reducing staff to room ratio through innovative measures, and revenue mix shift toward higher percentage of higher-margin manachised revenue. The sequential decrease in hotel operating costs as a percentage of net revenues was mainly driven by seasonality.

Selling and marketing expenses for the second quarter of 2013 were RMB31.9 million (US$5.2 million), compared to RMB27.3 million (US$4.3 million) for the second quarter of 2012 and RMB23.8 million (US$3.8 million) for the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the second quarter of 2013 were RMB31.7 million (US$5.2 million), or 3.1% of net revenues, compared to 3.4% for the second quarter of 2012 and 2.7% for the previous quarter. The year-over-year decrease was mainly attributable to the benefit from economies of scale and the Company's cost-saving efforts.

General and administrative expenses for the second quarter of 2013 were RMB71.2million (US$11.6 million), compared to RMB51.8 million (US$8.2 million) for the second quarter of 2012 and RMB58.9 million (US$9.5 million) for the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the second quarter of 2013 were RMB64.7 million (US$10.5 million), representing 6.3% of the net revenues for the second quarter of 2013, compared with 6.0% of the net revenues for the second quarter of 2012 and 6.0% for the previous quarter.

Pre-opening expenses for the second quarter of 2013 were RMB55.9 million (US$9.1 million), representing a 0.7% year-over-year decrease and a 3.5% sequential increase. The pre-opening expenses as a percentage of net revenues decreased 1.6% year-over-year due to enlarged revenue base and improved conversion speed.

Income from operations for the second quarter of 2013 was RMB129.2 million (US$21.1million), compared to income from operations of RMB82.4 million (US$13.0 million) for the second quarter of 2012 and loss from operations of RMB4.9 million (US$0.8 million) for the previous quarter. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the second quarter of 2013 was RMB136.9 million (US$22.3 million), compared with RMB87.1 million (US$13.7 million) for the second quarter of 2012 and RMB2.7 million (US$0.4 million) for the previous quarter.

Operating margin for the second quarter of 2013 was 12.5%, up from 10.4% for the second quarter of 2012 and -0.5% for the previous quarter. Excluding share-based compensation expenses, adjusted operating margin for the second quarter of 2013 was 13.2%, up from 11.0% for the second quarter of 2012 and 0.4% for the previous quarter. The year-on-year adjusted operating margin increase of 2.2 percentage points was attributable to higher contribution from manachise business, effective cost control of labor and consumable costs at leased hotels. The sequential increase in adjusted operating margin was mainly due to seasonality.

Net income attributable to China Lodging Group, Limited for the second quarter of 2013 was RMB96.3 million (US$15.7 million), compared to net income attributable to China Lodging Group, Limited of RMB70.3 million (US$11.1 million) for the second quarter of 2012 and RMB0.07 million (US$0.01 million) for the previous quarter. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited (non-GAAP) for the second quarter of 2013 was RMB104.0 million (US$16.9 million), compared to adjusted net income attributable to China Lodging Group, Limited of RMB75.0 million (US$11.8 million) for the second quarter of 2012 and RMB7.7 million (US$1.2 million) for the previous quarter.

Basic and diluted net earnings per share/ADS. For the second quarter of 2013, basic net earnings per share and diluted net earnings per share were RMB0.39 (US$0.06); basic net earnings per ADS was RMB1.57 (US$0.26) and diluted net earnings per ADS was RMB1.55 (US$0.25). Excluding share-based compensation expenses, adjusted basic net earnings per share (non-GAAP) and adjusted diluted net earnings per share (non-GAAP) for the second quarter of 2013 were RMB0.42 (US$0.07), and adjusted basic net earnings per ADS (non-GAAP) was RMB1.70 (US$0.28) and adjusted diluted net earnings per ADS (non-GAAP) was RMB1.67 (US$0.27).

EBITDA (non-GAAP)5 for the second quarter of 2013 was RMB242.7 million (US$39.5 million), compared to RMB165.1 million (US$26.0million) for the second quarter of 2012 and RMB98.9 million (US$15.9 million) for the previous quarter. Excluding pre-opening expenses and share-based compensation expenses, adjusted EBITDA from operating hotels (non-GAAP) for the second quarter of 2013 was RMB306.2 million (US$49.9 million), representing an increase of 35.5% year-over-year and an increase of 90.8% sequentially. The year-over-year increase was mainly a result of the expansion of the Company's hotel network and improvement in operating margin. The sequential increase was mainly due to seasonality.

Hotel income (non-GAAP), which is the difference between net revenues and hotel operating costs, was RMB288.3 million (US$47.0 million) for the second quarter of 2013, compared with RMB217.8 million (US$34.3 million) for the second quarter of 2012 and RMB131.8 million (US$21.2 million) for the previous quarter. The year-over-year increase of hotel income (non-GAAP) was mainly attributable to the enlarged manachised hotel network and increased number of mature leased hotels in the portfolio. For leased hotels in operation for at least six months, the hotel income (non-GAAP) was RMB210.1 million (US$34.2 million) during the second quarter of 2013, or 25% of net revenues derived from those hotels. Leased hotels in operation for less than six months accounted for 19% of leased room nights available for sale in the second quarter of 2013. Those hotels derived a hotel loss (non-GAAP) of RMB22.5 million (US$3.6 million), or 27% of net revenues derived from those hotels this quarter, mainly due to lower revenue achievement of those hotels during their ramp-up stage in new cities. For manachised and franchised hotels, the hotel income (non-GAAP) was RMB100.7 million (US$16.4 million), or 80% of net revenue derived from those hotels.

Cash flow. Net operating cash flow for the second quarter of 2013 was RMB303.0 million (US$49.4 million). Cash spent on the purchase of property and equipment, purchase of intangible assets, purchase of long term investment and acquisitions, which are part of investing cash flow, was RMB174.7million (US$28.5 million).

Cash and cash equivalents, restricted cash, and short-term investment. As of June 30, 2013, the Company had a total balance of cash and cash equivalents, restricted cash and short-term investment of RMB311.6 million (US$50.8 million).

Loans and other debt financing

As of June 30, 2013, the Company had a short-term loan balance of RMB1.2 million (US$0.2 million) and total credit facility available to the Company of RMB699 million.

Executive Comments

"Given the continuing soft macro environment and market challenges, we are pleased with our robust growth in the second quarter. We raised our same-hotel ADR moderately by 3%. Our same-hotel RevPAR remained stable in this tough environment. The strong growth in room count, revenue and profit demonstrated our solid operational capability and our unique advantages associated with our strategy," said Mr. Qi Ji, founder, executive Chairman and Chief Executive Officer of China Lodging Group. On the multi-brand front, he added, "The development of our JI Hotel, our standardized midscale brand, is well on track. A total of 48 JI Hotels was in operation as of June 30, 2013. Starway Hotel, after completing model transformation, now has 23 manachised and leased hotels in the pipeline. Hi Inn, our budget brand, saw accelerated expansion in the first half of 2013, with a total hotel count to 54. The first Joya Hotel, an upscale limited-service hotel, is expected to be unveiled in the second half of this year in Wuhan. We believe that the large, fragmented and growing travel market in China offers us a wide range of expansion opportunities."

Guidance for Third Quarter of 2013

The Company expects to achieve net revenues in the range of RMB1,110 to 1,125 million in the third quarter of 2013, representing a 24% to 26% growth year-over-year.

The above forecast reflects the Company's current and preliminary view, which is subject to change.

Conference Call

China Lodging Group's management will host a conference call at 9 p.m. EDT, Thursday, August 15, 2013 (or 9 a.m. on Friday, August 16, 2013 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (855) 500 8701 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3051 2745 (for callers in Hong Kong) or +65 6723 9385 (for callers outside of the US, China Mainland, and Hong Kong) and entering pass code 1521 0972. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through August 22, 2013. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 8199 0299 (for callers outside the US) and entering pass code 1521 0972 if you wish to listen to this recording.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company's website, http://ir.huazhu.com.

Use of Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted net income attributable to China Lodging Group, Limited excluding share-based compensation expenses; adjusted basic and diluted net earnings per share and per ADS excluding share-based compensation expenses; EBITDA; adjusted EBITDA from operating hotels excluding pre-opening expenses and share-based compensation expenses; and hotel income. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliations of GAAP and non-GAAP results" set forth towards the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to the Company's historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been – and will continue to be – a significant recurring expense in the Company's business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The tables towards the end of this release have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company's cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA from operating hotels, which is defined as EBITDA before pre-opening expenses and share-based compensation expenses, to assess operating results of the hotels in operation. The Company believes that the exclusion of pre-opening expenses and share-based compensation expenses, a portion of which is non-cash rental expenses, helps facilitate year-on-year comparison of the results of operations as the number of hotels in the development stage may vary significantly from year to year. Therefore, the Company believes adjusted EBITDA from operating hotels more closely reflects the performance capability of hotels currently in operation. The presentation of EBITDA and adjusted EBITDA from operating hotels should not be construed as an indication that the Company's future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA from operating hotels has certain limitations. Depreciation and amortization expense for various long-term assets, income tax, interest income and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Pre-opening expenses and share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA from operating hotels. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, pre-opening expenses, share-based compensation expenses and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA from operating hotels are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA from operating hotels is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company's net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company's EBITDA or adjusted EBITDA from operating hotels may not be comparable to EBITDA or adjusted EBITDA from operating hotels – or similarly titled measures utilized by other companies – since such other companies may not calculate EBITDA or adjusted EBITDA from operating hotels in the same manner as the Company does.

To monitor performance of hotels at different maturity level and of different form, the Company also tracks hotel income, which is the difference between net revenues and hotel operating costs.

Reconciliations of the Company's non-GAAP financial measures, including EBITDA, adjusted EBITDA from operating hotels, and hotel income, to the consolidated statement of comprehensive income (loss) information are included at the end of this press release.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under five brands, namely, Joya Hotel, JI Hotel, Starway Hotel, HanTing Hotel, and Hi Inn. For more information, please visit the Company's website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company's capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as "may," "should," "will," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "forecast," "project," or "continue," the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company's forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company's ability to attract customers and leverage its brand, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company's filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company's actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.1374 on June 28, 2013 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

2 Defined as EBITDA before pre-opening expenses and share-based compensation expenses.

3 Each ADS represents four of the Company's ordinary shares.

4 Calculated as the average of the number of leased hotels in operation at the beginning of the quarter and the number of leased hotels in operation at the end of the quarter.

5 Since the second quarter of 2013, EBITDA (non-GAAP) and Adjusted EBITDA from operating hotels (non-GAAP) have been revised to exclude interest income, the comparative figures are revised accordingly.

- Financial Tables and Operational Data Follow -

China Lodging Group, Limited
Unaudited Condensed Consolidated Balance Sheets
	December 31, 2012	June 30, 2013
	RMB	RMB	US$
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	449,844	297,984	48,552
Restricted cash	1,790	5,547	904
Short-term Investment	8,074	8,074	1,315
Accounts receivable, net	50,633	85,602	13,948
Prepaid rent	321,305	344,569	56,143
Inventories	37,971	34,411	5,607
Income tax receivables	--	3,291	536
Other current assets	83,058	85,244	13,888
Deferred tax assets	44,231	44,231	7,207
Total current assets	996,906	908,953	148,100

Property and equipment, net	2,951,509	3,238,255	527,627
Intangible assets, net	100,980	97,357	15,863
Long term investment	28,129	28,525	4,648
Goodwill	64,180	64,180	10,457
Other assets	133,536	174,089	28,365
Deferred tax assets	54,947	54,947	8,953
Total assets	4,330,187	4,566,306	744,013

Liabilities and equity
Current liabilities:
Short-term loans	--	1,236	201
Accounts payable	624,824	600,044	97,768
Amount due to related parties	801	3,433	559
Salary and welfare payable	117,980	105,537	17,196
Deferred revenue	200,515	226,759	36,947
Accrued expenses and other current liabilities	187,380	225,763	36,787
Income tax payable	23,142	--	--
Total current liabilities	1,154,642	1,162,772	189,458

Deferred rent	470,438	553,904	90,251
Deferred revenue	99,800	106,522	17,356
Other long-term liabilities	92,407	117,471	19,140
Deferred tax liabilities	22,335	22,335	3,639
Total liabilities	1,839,622	1,963,004	319,844

Equity
Ordinary shares	180	180	29
Additional paid-in capital	2,243,403	2,262,795	368,689
Retained earnings	260,014	356,414	58,072
Accumulated other comprehensive loss	(38,408)	(39,183)	(6,384)
Total China Lodging Group, Limited equity	2,465,189	2,580,206	420,406
Noncontrolling interest	25,376	23,096	3,763
Total equity	2,490,565	2,603,302	424,169
Total liabilities and equity	4,330,187	4,566,306	744,013

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)
	Quarter Ended
	June 30, 2012	March 31, 2013	June 30, 2013
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased hotels	764,633	804,692	963,305	156,956
Manchised and franchised hotels	81,782	114,591	133,768	21,796
Total revenues	846,415	919,283	1,097,073	178,752
Less: business tax and related surcharges	(48,181)	(52,346)	(62,263)	(10,145)
Net revenues	798,234	866,937	1,034,810	168,607

Operating costs and expenses:
Hotel operating costs:
Rents	(219,265)	(283,875)	(300,813)	(49,013)
Utilities	(39,532)	(80,066)	(51,776)	(8,436)
Personnel costs	(127,652)	(147,578)	(153,119)	(24,948)
Depreciation and amortization	(80,566)	(102,022)	(109,275)	(17,805)
Consumables, food and beverage	(81,904)	(84,529)	(95,832)	(15,614)
Others	(31,517)	(37,111)	(35,742)	(5,824)
Total hotel operating costs	(580,436)	(735,181)	(746,557)	(121,640)
Selling and marketing expenses	(27,327)	(23,813)	(31,947)	(5,205)
General and administrative expenses	(51,798)	(58,900)	(71,233)	(11,606)
Pre-opening expenses	(56,269)	(53,967)	(55,881)	(9,105)
Total operating costs and expenses	(715,830)	(871,861)	(905,618)	(147,556)
Income (Loss) from operations	82,404	(4,924)	129,192	21,051
Interest income	4,210	1,229	1,014	165
Interest expenses	(209)	(211)	(206)	(34)
Other income	1,082	373	1,143	186
Foreign exchange gain (loss)	(1,463)	(75)	105	17
Income (Loss) before income tax	86,024	(3,608)	131,248	21,385
Income tax expense (benefit)	(15,536)	4,551	(35,385)	(5,765)
Net income (loss)	70,488	943	95,863	15,620
Net loss (income) attributable to noncontrolling interests	(157)	(874)	468	76
Net income attributable to China Lodging Group, Limited	70,331	69	96,331	15,696

Net earnings per share
— Basic	0.29	0.00	0.39	0.06
— Diluted	0.29	0.00	0.39	0.06

Net earnings per ADS
— Basic	1.16	0.00	1.57	0.26
— Diluted	1.14	0.00	1.55	0.25

Weighted average ordinary shares outstanding
— Basic	242,894	244,542	244,806	244,806
— Diluted	245,900	248,840	248,661	248,661

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	1,162	(214)	(561)	(91)
Comprehensive income (loss)	71,650	729	95,302	15,529
Comprehensive income (loss) attributable to the noncontrolling interest	(157)	(874)	468	76
Comprehensive income (loss) attributable to China Lodging Group, Limited	71,493	(145)	95,770	15,605

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Cash Flows
	Quarter Ended
	June 30, 2012	March 31, 2013	June 30, 2013
	RMB	RMB	RMB	US$
	(in thousands)
Operating activities:
Net income	70,488	943	95,863	15,620
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	4,657	7,673	7,665	1,249
Depreciation and amortization	83,238	104,363	111,751	18,208
Bad debt expenses	251	2,589	1,620	264
Deferred rent	34,948	46,207	42,179	6,872
Impairment loss	800	--	--	--
Investment income	--	--	34	6
Excess tax benefit from share-based compensation	(292)	(548)	(486)	(79)
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(7,151)	(33,803)	(5,366)	(874)
Prepaid rent	(25,228)	(22,311)	(954)	(155)
Inventories	(4,095)	5,505	(1,929)	(314)
Other current assets	(14,227)	15,824	(18,240)	(2,972)
Other assets	(11,732)	(32,619)	(7,684)	(1,252)
Accounts payable	(381)	(120)	(3,226)	(526)
Amount due to related parties	(92)	261	2,370	386
Salary and welfare payables	26,008	(39,463)	27,020	4,402
Deferred revenue	22,097	18,315	14,651	2,386
Accrued expenses and other current liabilities	(6,973)	18,501	17,729	2,889
Income tax payable and receivable	(2,791)	(33,028)	7,463	1,216
Other long-term liabilities	11,038	12,773	12,509	2,038
Net cash provided by operating activities	180,563	71,062	302,969	49,364

Investing activities:
Purchase of property and equipment	(205,995)	(346,634)	(173,859)	(28,328)
Purchases of intangibles	(855)	(208)	(96)	(16)
Amount received as a result of government zoning	--	2,500	--	--
Acquisitions, net of cash received	(21,895)	(2,770)	(270)	(44)
Purchase of long term investment	(28,129)	--	(430)	(70)
Decrease (increase) in restricted cash	(460)	(2,312)	(1,445)	(235)
Net cash used in investing activities	(257,334)	(349,424)	(176,100)	(28,693)

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of option	2,714	1,553	1,698	277
Proceeds from short-term bank loans	--	45,796	--	--
Repayment of short term debt	--	(44,540)	--	--
Proceeds from long-term bank loans	1,000	--	--	--
Repayment of long term debt	(30)	--	--	--
Funds advanced from noncontrolling shareholders	--	--	1,945	317
Repayment of funds advanced from noncontrolling interest holders	(575)	(341)	(4,029)	(657)
Contribution from noncontrolling interest holders	--	--	200	33
Dividend paid to noncontrolling interest holders	(2,331)	(144)	(2,743)	(447)
Excess tax benefit from share-based compensation	292	548	486	79
Net cash provided by (used in) financing activities	1,070	2,872	(2,443)	(398)
Effect of exchange rate changes on cash and cash equivalents	1,162	(216)	(580)	(94)
Net increase (decrease) in cash and cash equivalents	(74,539)	(275,706)	123,846	20,179
Cash and cash equivalents, beginning of period	615,682	449,844	174,138	28,373
Cash and cash equivalents, end of period	541,143	174,138	297,984	48,552

China Lodging Group, Limited
Unaudited reconciliation of GAAP and Non-GAAP Results
	Quarter Ended June 30, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	746,557	72.1%	916	0.1%	745,641	72.0%
Selling and marketing expenses	31,947	3.1%	260	0.0%	31,687	3.1%
General and administrative expenses	71,233	6.9%	6,489	0.6%	64,744	6.3%
Pre-opening expenses	55,881	5.4%	--	0.0%	55,881	5.4%
Total operating costs and expenses	905,618	87.5%	7,665	0.7%	897,953	86.8%
Income from operations	129,192	12.5%	7,665	0.7%	136,857	13.2%

	Quarter Ended June 30, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)

Hotel operating costs	121,640	72.1%	150	0.1%	121,490	72.0%
Selling and marketing expenses	5,205	3.1%	42	0.0%	5,163	3.1%
General and administrative expenses	11,606	6.9%	1,057	0.6%	10,549	6.3%
Pre-opening expenses	9,105	5.4%	--	0.0%	9,105	5.4%
Total operating costs and expenses	147,556	87.5%	1,249	0.7%	146,307	86.8%
Income from operations	21,051	12.5%	1,249	0.7%	22,300	13.2%

	Quarter Ended March 31, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	735,181	84.8%	876	0.1%	734,305	84.7%
Selling and marketing expenses	23,813	2.7%	259	0.0%	23,554	2.7%
General and administrative expenses	58,900	6.8%	6,538	0.8%	52,362	6.0%
Pre-opening expenses	53,967	6.2%	--	0.0%	53,967	6.2%
Total operating costs and expenses	871,861	100.5%	7,673	0.9%	864,188	99.6%
Income (loss) from operations	(4,924)	-0.5%	7,673	0.9%	2,749	0.4%

	Quarter Ended June 30, 2012
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	580,436	72.7%	629	0.1%	579,807	72.6%
Selling and marketing expenses	27,327	3.4%	309	0.0%	27,018	3.4%
General and administrative expenses	51,798	6.5%	3,719	0.5%	48,079	6.0%
Pre-opening expenses	56,269	7.0%	--	0.0%	56,269	7.0%
Total operating costs and expenses	715,830	89.6%	4,657	0.6%	711,173	89.0%
Income from operations	82,404	10.4%	4,657	0.6%	87,061	11.0%

China Lodging Group, Limited
Unaudited reconciliation of GAAP and Non-GAAP Results
	Quarter Ended
	June 30, 2012	March 31, 2013	June 30, 2013
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)

Net income attributable to China Lodging Group, Limited (GAAP)	70,331	69	96,331	15,696
Share-based compensation expenses	4,657	7,673	7,665	1,249
Adjusted net income attributable to China Lodging Group, Limited (non-GAAP)	74,988	7,742	103,996	16,945

Net earnings per share (GAAP)
— Basic	0.29	0.00	0.39	0.06
— Diluted	0.29	0.00	0.39	0.06

Net earnings per ADS (GAAP)
— Basic	1.16	0.00	1.57	0.26
— Diluted	1.14	0.00	1.55	0.25

Adjusted net earnings per share (non-GAAP)
— Basic	0.31	0.03	0.42	0.07
— Diluted	0.30	0.03	0.42	0.07

Adjusted net earnings per ADS (non-GAAP)
— Basic	1.23	0.13	1.70	0.28
— Diluted	1.22	0.12	1.67	0.27

Weighted average ordinary shares outstanding
— Basic	242,894	244,542	244,806	244,806
— Diluted	245,900	248,840	248,661	248,661

	Quarter Ended
	June 30, 2012	March 31, 2013	June 30, 2013
	RMB	RMB	RMB	US$
	(in thousands)

Net income attributable to China Lodging Group, Limited (GAAP)	70,331	69	96,331	15,696
Interest income	(4,210)	(1,229)	(1,014)	(165)
Interest expenses	209	211	206	34
Income tax expense	15,536	(4,551)	35,385	5,765
Depreciation and amortization	83,238	104,363	111,751	18,208
EBITDA (non-GAAP)	165,104	98,863	242,659	39,538
Pre-opening expenses	56,269	53,967	55,881	9,105
Share-based Compensation	4,657	7,673	7,665	1,249
Adjusted EBITDA from operating hotels (non-GAAP)	226,030	160,503	306,205	49,892

	Quarter Ended
	June 30, 2012	March 31, 2013	June 30, 2013
	RMB	RMB	RMB	US$
	(in thousands)

Net revenues (GAAP)	798,234	866,937	1,034,810	168,607
Less: Hotel operating costs	(580,436)	(735,181)	(746,557)	(121,640)
Hotel income (non-GAAP)	217,798	131,756	288,253	46,967

China Lodging Group, Limited
Operating Data
	As of
	June 30,	March 31,	June 30,
	2012	2013	2013
Total hotels in operation:	863	1,105	1,216
Leased hotels	388	484	514
Manachised hotels	365	586	679
Franchised hotels*	110	35	23
Total hotel rooms in operation	95,573	120,560	132,557
Leased hotels	46,083	56,778	60,729
Manachised hotels	38,045	60,066	69,546
Franchised hotels*	11,445	3,716	2,282
Number of cities	131	191	213

* refers to franchised Starway hotels

Hotel breakdown by brand	As of
	June 30,	March 31,	June 30,
	2012	2013	2013
Total hotels in operation:	863	1,105	1,216
JI Hotel	27	37	48
Hanting Hotel	696	976	1,073
Hi Inn	30	43	54
Starway Hotel	110	49	41

	For the quarter ended
	June 30,	March 31,	June 30,
	2012	2013	2013
Occupancy rate (as a percentage)
Leased hotels	97.0%	85.4%	90.4%
Manachised hotels	97.8%	87.6%	92.1%
Blended	97.4%	86.5%	91.3%
Average daily room rate (in RMB)
Leased hotels	187	178	190
Manachised hotels	175	167	176
Blended	181	172	182
RevPAR (in RMB)
Leased hotels	181	152	172
Manachised hotels	171	146	162
Blended	176	149	167

Like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	June 30,
	2012	2013
Total	628	628
Leased hotels	339	339
Manachised hotels	289	289
Total	72,127	72,127
Leased hotel rooms	41,105	41,105
Manachised hotel rooms	31,022	31,022
Occupancy rate (as a percentage)	100.5%	97.0%
Average daily room rate (in RMB)	184	190
RevPAR (in RMB)	185	185
CONTACT: Ida Yu
         Investor Relations Manager
         Tel:  +86 (21) 6195 9561
         Email: ir@huazhu.com
         http://ir.huazhu.com